SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F     [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------



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                              ROBOGROUP T.E.K LTD.

6-K Items

1. RoboGroup T.E.K Ltd. Immediate Disclosure - Execution of Asset Purchase Agreement with Mentergy Ltd.

2.   RoboGroup T.E.K Ltd. Press Release dated December 23, 2002.


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                                                                          ITEM 1


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[GRAPHIC OMITTED][GRAPHIC OMITTED]



Tel Aviv Stock Exchange Ltd  Registrar of Companies  Israel Securities Authority
54 Achad Ha'am St            PO Box 767              22 Kanfei Nesharim St
65202 Tel Aviv               91007 Jerusalem         95464 Jerusalem



                 re: RoboGroup T.E.K. Ltd - Immediate Disclosure



RoboGroup T.E.K. Ltd. (the "Company") announces signing an asset purchase agreement with Mentergy Ltd. ("Mentergy"), for the purchase of the TrainNet live video broadband interactive learning system. The contract was approved by the district court of Tel-Aviv since Mentergy is in a proccess of "holding proceedings" under the court's order.


The Company views this purchase as another step in expanding its e-learning activities. The combination of the purchased product with the Company's exisiting and developed products is expected to provide the Company's customers with a unique interactive learning solution.



Very truly yours

RoboGroup T.E.K Ltd


December 23, 2002





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                                                                          ITEM 2

12/23/02  1:45 PM                                                  BUSINESS NEWS
IMMEDIATE RELEASE

 RoboGroup Expands its e-Learning Operations, and Acquires TrainNet Assets
                                 from Mentergy

RoboGroup signs agreement with Mentergy to acquire TrainNet, Live Interactive Distance Learning system, and appoints Gidi Nimoy as e-Learning VP Sales & Marketing, in a move to expand its e-learning offerings

ROSH HA'AYIN,  Israel,  December 23/PRNewswire -- RoboGroup T.E.K. Ltd. (Nasdaq:
ROBO - News), today announced the signing of an asset purchase agreement with Mentergy Ltd. (NASDAQ: MNTE) for the purchase of the TrainNet live video broadband Interactive Distance Learning (IDL) system
(http://www.mentergy.com/products/live_elearning/trainnet/).

RoboGroup is purchasing all assets of TrainNet. While terms of the transaction were not disclosed, Mentergy, Inc. will receive a cash payment at closing, with additional future cash payments in the form of royalties from future sales.

TrainNet is a highly scalable, broadband virtual classroom application that provides high quality multicast video transmission, voice over IP, robust student/instructor interaction and other advanced tools to deliver instructional material over geographically dispersed e-learning environments. TrainNet supports multiple, live, synchronous, instructor-led training, in both PC- and TV-based classrooms via satellite, Internet or terrestrial based communications. TrainNet also offers access to recorded asynchronous classes, as part of a virtual campus. Designed to reach large numbers of geographically dispersed participants, corporations, government organizations and universities can implement TrainNet without compromising two-way communication or high level interactivity.

In the move, RoboGroup also appointed Gidi Nimoy, formerly VP Sales and Marketing of Mentergy Ltd., as VP Sales and Marketing of RoboGroup's e-learning division. Several members of the Mentergy TrainNet staff are expected to join RoboGroup, as well. In addition to Mr. Nimoy's role in assuring a smooth transition of the TrainNet business to RoboGroup, he will also lead RoboGroup's e-learning sales and marketing activities worldwide. Mr. Nimoy has significant experience in international sales and marketing, most recently at Mentergy. Previously he served as VP Sales and Marketing, and, later on, as President, of Edusoft Ltd, where he established the company's international distribution network in Latin America, Europe and Asia Pacific. Mr. Nimoy holds a B.Sc. degree in Electronics Engineering from the Technion Institute, Haifa, Israel.

Mr. Haim Schleifer, Managing Director of RoboGroup and head of the e-learning division commented: "RoboGroup has sought to expand its e-learning business, and the acquisition of TrainNet increases our access to this growing field. The combination of TrainNet, with our existing Learning Content Management System
(LCMS), Authoring Tool and Testing and Assessment Platform, and comprehensive content, provides our customers with a unique interactive learning solution."

RoboGroup expects that TrainNet will enhance its current e-learning activity. RoboGroup, whose traditional expertise lies in the field of automated manufacturing technology training, has developed and implemented more than 600 hours of highly interactive web-based content. Based on RoboGroup's unique "virtual hands-on concept", the content is designed to teach users practical technology-based, "hard-skills" topics (i.e., robotics, pneumatics, hydraulics, electronics) via online experimentation with high-quality interactive animations and 3D modeling simulations. The Company has also developed and implemented an Enterprise Learning Content Management System (LCMS), which enables content and assessment authoring, deployment and tracking tools, as well as integrated collaboration tools, detailed competency/skills tracking, user registration and enrollment, micro- and macro- reporting, and more. Both the content and LCMS are wholly XML-based and database driven. RoboGroup intends to resume ongoing support for all existing TrainNet customers.

Ms. Tami Bonnett-Admi, VP of E-Learning Operations, noted: " We view the acquisition of TrainNet as an avenue for reaching additional markets, specifically the corporate sector. We believe that Mr. Nimoy's extensive experience in both the e-learning and technology sectors are a perfect match for RoboGroup's e-learning division."

Gidi Nimoy, the newly appointed VP of e-learning sales and marketing  commented:
"We have seen a growing demand from TrainNet customers to expand TrainNet's offering by adding content and LCMS to the TrainNet synchronous e-Learning platform. The TrainNet acquisition by RoboGroup provides existing and future customers with a combined solution, that includes an Interactive Distance Learning platform, an LCMS and a rich library of e-learning content. I am sure that within the Robogroup organization, TrainNet will gain further momentum, both in R&D and marketing efforts, to strengthen its position as a leading distance learning solution."

RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as MemCall, a fabless VLSI semiconductor developer with unique Call Out MemoryTM technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products and e-learning system. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise.

For more information, visit  http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description, management discussion and analysis, and risk factor sections of the Company's Annual Report on Form 20-F.

CONTACTS:

Talia Myron  RoboGroup T.E.K. Ltd.   Tel: 972-3-900-4170   taliam@robotec.co.il
Steven M.  Bregman  FRMO Corp.       Tel: 646-495-7329     robogroup@frmo-ir.com


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ROBOGROUP T.E.K. LTD.
                                    ---------------------
                                        (Registrant)




                                    By: /s/ Rafael Aravot
                                        ------------------------------------
                                            Rafael Aravot
                                            Chief Executive Officer


Date: December 24, 2002